Exhibit 4.1

DESCRIPTION OF THE PRINCETON BANCORP, INC.’S SECURITIES REGISTERED

PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

References to “we,” “us,” “our” and “Holding Company” herein refer to Princeton Bancorp, Inc., a Pennsylvania corporation.

The following description includes summaries of the material terms of the Holding Company capital stock. Because it is a summary, it may not contain all the information that is important to you. For a complete description, reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the Holding Company articles of incorporation (“Articles of Incorporation”), and the Holding Company bylaws (“Bylaws”), each of which is incorporated herein by reference and is filed as an exhibit to our Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission of which this Exhibit 4.1 is a part. We encourage you to read our Articles of Incorporation and our Bylaws and the applicable provisions of the Business Corporation Law of the Commonwealth of Pennsylvania (the “PBCL”)

General

The authorized capital of the Holding Company consists of 15,000,000 shares of common stock, with no par value. Except as described below, each share of the Holding Company common stock will have the same relative rights as, and will be identical in all respects with, each other share of the Holding Company common stock.

This summary of the material rights and features of Holding Company capital stock does not purport to be exhaustive and is qualified in its entirety by reference to our Articles of Incorporation and Bylaws, and to applicable Pennsylvania law.

Common Stock

Voting Rights. The holders of the common stock will possess exclusive voting rights in the Holding Company. Each holder of shares of common stock will be entitled to one vote for each share held on matters upon which stockholders have the right to vote. Shareholders will not be entitled to cumulate their votes for the election of directors.

Dividends. Under the Pennsylvania Business Corporation Law, the Holding Company may only pay dividends if solvent and if payment of such dividend would not render the Holding Company insolvent. Funds for dividend distribution must initially come from dividends paid to the Holding Company by the Bank, so that the restrictions on the Bank’s ability to pay dividends are indirectly applicable to the Holding Company. The Bank’s ability to pay dividends is restricted by certain federal and state banking regulations.

The Holding Company presently intends to continue the Bank’s policy of paying dividends if, as and when declared by the Holding Company board of directors. The Bank paid dividends quarterly during the year ended December 31, 2022. Its most recent quarterly cash dividend was declared on October 19, 2022 in the amount of $0.25 per share payable on November 25, 2022 to shareholders of record at the close of business on November 4, 2022.

Preemptive Rights; Redemption. Holders of the Holding Company common stock will not be entitled to preemptive rights with respect to any shares of the Holding Company that may be issued. The common stock will not be subject to redemption. Upon receipt by the Holding Company of the full specified purchase price therefor, the common stock will be fully paid and nonassessable.

Liquidation. In the event of any liquidation, dissolution, or winding up of the Holding Company, after payment of all debts and liabilities of the Holding Company, the holders of the Holding Company common stock would be entitled to receive all assets of the Holding Company available for distribution in cash or in kind.

Transfer. The shares of the Holding Company common will be freely transferable, except for shares held by affiliates of the Holding Company.

Transfer Agent and Registrar

The transfer agent and registrar for the Holding Company common stock is Computershare Limited.

Listing and Trading

The Holding Company common stock is listed on The Nasdaq Global Select Market under the symbol “BPRN”.

Indemnification of Directors and Officers.

Section 1741 of the Pennsylvania Business Corporation Law, or the PBCL, provides, in general, that a corporation will have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a representative of the corporation, or is or was serving at the request of the corporation as a representative of another enterprise. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and if, with respect to any criminal proceeding, the person did not have reasonable cause to believe his conduct was unlawful.

Section 1742 of the PBCL provides, in general, that a corporation will have the power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a representative of the corporation or is or was serving at the request of the corporation as a representative of another entity. Such indemnity may be against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of the action if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation, except no indemnification will be made in respect of any claim, issue, or matter as to which the person has been adjudged to be liable to the corporation unless and only to the extent that the court of common pleas of the judicial district embracing the county in which the registered office of the corporation is located or the court in which the action was brought will determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses that the court of common pleas or other court deems proper.

Under Section 1743 of the PBCL, the corporation is required to indemnify directors and officers against expenses they may incur in defending actions against them in such capacities if they are successful on the merits or otherwise in the defense of such actions. Under Section 1745 of the PBCL, a corporation may pay the expenses of a director or officer incurred in defending an action or proceeding in advance of the final disposition thereof upon receipt of an undertaking from such person to repay the amounts advanced unless it is ultimately determined that such person is entitled to indemnification from the corporation.

Article VI of the By-Laws of Princeton Bancorp, Inc. provide for (1) indemnification of directors, officers, employees and agents of Bancorp and its subsidiaries and (2) the elimination of a director’s liability for monetary damages, in each case to the fullest extent permitted by Pennsylvania law.

The directors and officers Laws of Princeton Bancorp, Inc. will be insured against certain liabilities for their actions, as such, by an insurance policy obtained by Princeton Bancorp, Inc.

The foregoing is only a general summary of certain aspects of Pennsylvania law and Princeton Bancorp, Inc.’s bylaws dealing with indemnification of directors and officers, and does not purport to be complete. The description of the bylaws is qualified in its entirety by reference to the detailed provisions of Article VI of the bylaws of Princeton Bancorp, Inc.